NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 05, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on May 17, 2023. The removal of the Common Stock Rights to Purchase Preferred Shares and Class A Common Stock Rights to Purchase Preferred Shares of Urstadt Biddle Properties Inc. is being effected because the Exchange knows or is reliably informed that on May 23, 2023, all rights pertaining to the entire class of this security were extinguished. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on May 23, 2023.